2007-2008 Saskatchewan 1st Quarter Financial Report

The Hon. Pat Atkinson Minister of Finance	General Revenue Fund Update

1st Quarter Financial Report
Government of Saskatchewan
Department of Finance
July 27, 2007

1st Quarter Financial Report
General Revenue Fund Update

INTRODUCTION

The first quarter revenue update primarily reflects adjustments arising from the 2007-08 federal Budget, changes in resource revenue assumptions, and increased provincial sales tax (PST) projections.

Other major tax revenues are generally updated at the second and third quarter reports, coinciding with data received primarily from the federal government related to tax return assessments processed to that point in the year.

First quarter expense updates reflect forecast spending pressures and any new initiatives announced by the government to the date of the report.

As announced in the 2007-08 federal Budget, the provincial government will receive $226.1 million in Equalization transfers in 2007-08, with the expectation that no further Equalization will be received by Saskatchewan in the foreseeable future. As indicated by the Saskatchewan Minister of Finance on budget day:

•	70 per cent of this one-time payment will be used to reduce debt in 2007-08, by increasing the General Revenue Fund (GRF) surplus by $158.3 million; and,

•	30 per cent - $67.8 million - will be used to provide additional education property tax relief on non-agricultural land. Specifically, increasing the 2007-08 non-agricultural land property tax rebate from 8 per cent to 10 per cent, increasing 2007-08 GRF expense by $11.8 million and transferring the remaining $56.0 million to the Fiscal Stabilization Fund (FSF) to fund an additional year of non-agricultural land property tax relief, at 10 per cent, in 2008-09.

The provincial government also received $104 million in unbudgeted, one time, trust payments from Canada as part of federal government initiatives related to the ecoTrust for clean air and climate change, patient wait times guarantee, labour market training, cervical cancer immunizations, and early learning and child care. At the first quarter, the province is still developing detailed plans related to spending these funds. Therefore, this entire amount is recorded as a transfer to the Fiscal Stabilization Fund, and will be brought back into the General Revenue Fund to match future spending.

1st Quarter Financial Report/GRF Update	1

FINANCIAL OVERVIEW

At the first quarter of 2007-08, the General Revenue Fund (GRF) balance before the Fiscal Stabilization Fund (FSF) and Saskatchewan Infrastructure Fund (SIF) transfers is forecast to be up $292.4 million from Budget. The FSF transfer is down $160.0 million and the SIF transfer is up $30.0 million from Budget, yielding a GRF surplus forecast of $237.4 million.

Total revenue is forecast to be $8,259.7 million, an increase of $390.4 million from Budget.

Operating expense is forecast to be $7,895.7 million, an increase of $106.0 million from Budget.

Debt servicing costs are forecast to be $552.0 million, a decrease of $8.0 million from Budget.

2007-08 GRF Financial Summary
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(millions of dollars)
Revenue	$7,869.3	$8,259.7	$390.4
Operating Expense	7,789.7	7,895.7	106.0

Operating Surplus	79.6	364.0	284.4
Debt Servicing	560.0	552.0	(8.0)

Pre-Transfer Balance	(480.4)	(188.0)	292.4
FSF Transfer	509.9	349.9	(160.0)
SIF Transfer	45.5	75.5	30.0

Surplus	$75.0	$237.4	$162.4

The Fiscal Stabilization Fund balance is forecast to be $537.6 million at the end of 2007-08. This forecast reflects the $887.5 million FSF balance at the end of 2006-07 being reduced by the $509.9 million 2007-08 Budget withdrawal, and increased by 2007-08 first quarter deposits totalling $160.0 million.

The Saskatchewan Infrastructure Fund balance is forecast to be $29.5 million at the end of 2007-08, reflecting the $30.0 million increase in the 2007-08 transfer for Building Communities.

Total debt is forecast to be $10.4 billion – a decrease of $742.3 million from Budget.

Government total debt is forecast to be $6.9 billion, a decrease of $399.7 million from Budget.

Crown corporation total debt is forecast to be $3.5 billion – a decrease of $342.6 million from Budget.

2	1st Quarter Financial Report/GRF Update

REVENUE UPDATE

At the first quarter, provincial revenue is forecast to be up $390.4 million from the 2007-08 Budget estimate.

Revenue Reconciliation
(millions of dollars)

Budget Estimate	$7,869.3

Federal Transfer Changes
2007-08 Federal Budget Measures
Equalization	+226.1
CHT & CST	-8.1
Other federal transfers	+104.0

Total 2007-08 Federal	+322.0
Budget Measures

Other federal transfers for
existing agreements	+19.0

Total Federal Transfer Change	+341.0

Own-Source Revenue Changes
Oil	+150.8
Natural Gas	-13.1
Potash	-127.5
Sales Tax	+42.0
Other net changes	-2.8

Total Own-Source Change	+49.4

Total Change	+390.4

1st Quarter Forecast	$8,259.7

Own-source revenue is forecast to be up $49.4 million from Budget, primarily due to higher sales tax revenue. In the non-renewable resource sector, higher oil revenue is offset by lower forecasts for all other resource categories.

•	Sales tax revenue is forecast to increase $42.0 million from Budget due to an increase in the PST component as a result of continued strength in the provincial economy.

•	Oil revenue is forecast to increase $150.8 million from Budget, primarily reflecting a $48.7 million increase in land sale revenue combined with higher oil prices. The current average fiscal-year WTI oil price forecast is US$63.46 per barrel, up US$4.71 per barrel since Budget. Offsetting these increases is a higher exchange rate forecast. More detail on the oil revenue forecast can be found in Appendix 1.

•	Potash revenue is forecast to decrease $127.5 million from Budget, primarily due to a significant increase in planned capital spending for mine expansions. The immediate effect of increased capital spending is to significantly reduce the amount of royalty revenue the Province collects. The current revenue forecast includes capital investments of over $530 million in 2007 and $628 million in 2008.

Transfers from the Government of Canada are forecast to increase $341.0 million from Budget primarily due to announcements contained in the 2007-08 federal Budget. More details on the fiscal impact of the 2007-08 federal Budget can be found in Appendix 2.

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EXPENSE UPDATE

At the first quarter, provincial total expense is forecast to be up $98.0 million from the 2007-08 Budget estimate.

Expense Reconciliation
(millions of dollars)

Budget Estimate	$8,349.7

Expense Changes
Culture, Youth and Recreation	+30.0
Corrections and Public Safety	+22.3
Highways and Transportation	+18.6
Learning	+12.2
Health	+9.6
First Nations and M•tis Relations	+5.9
Northern Affairs	+4.5
Advanced Education
and Employment	+2.7
Regional Economic and
Co-operative Development	+0.3

Operating Expense Change	+106.0
Debt Servicing	-8.0

Total Change	+98.0

1st Quarter Forecast	$8,447.7

Operating expense is forecast to be up $106.0 million from Budget, mainly due to increased spending in priority areas.

•	Culture, Youth and Recreation is forecast to be $30.0 million over Budget due to accelerated funding for the Building Communities Program. This is offset by an increase in the SIF transfer.

•	Corrections and Public Safety is forecast to be $22.3 million over Budget primarily due to anticipated increases in eligible claims under the Provincial Disaster Assistance Program.

•	Highways is forecast to be $18.6 million over Budget primarily due to emergency work related to spring flooding.

•	Learning is forecast to be $12.2 million over Budget mainly due to increased education property tax relief related to the unanticipated 2007-08 Equalization transfer.

•	Health is forecast to be $9.6 million over Budget to provide health regions with additional funding to reduce workplace injuries and illnesses and improve occupational health and safety.

•	First Nations and Métis Relations is forecast to be $5.9 million over Budget reflecting higher Saskatchewan Indian Gaming Authority net income.

•	Northern Affairs is forecast to be $4.5 million over Budget mainly due to one-time funding for the Primrose Lake economic development trust.

•	Advanced Education and Employment is forecast to be $2.7 million over Budget primarily due to funding to support health professional training opportunities.

Servicing government debt is forecast to be $8.0 million under Budget, due to the higher 2006-07 surplus.

4	1st Quarter Financial Report/GRF Update

DEBT UPDATE

The GRF borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less,

•	Sinking Funds - the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in this Report includes guaranteed debt.

•	Guaranteed Debt - the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

At the first quarter of 2007-08, total debt is forecast to be $10.4 billion – a decrease of $742.3 million from Budget.

Total Debt Summary
As at March 31, 2008	Budget Estimate	1st Quarter Forecast	Change from Budget
	(millions of dollars)
Crown Corporation Total Debt	$3,820.0	$3,477.4	$(342.6)
Government Total Debt	7,308.6	6,908.9	(399.7)

Total Debt	$11,128.6	$10,386.3	$(742.3)

At the first quarter, government total debt is forecast to be $6.9 billion – a decrease of $399.7 million from Budget. The decrease primarily reflects the usage of last year’s surplus to reduce Government debt, and an increase in the current-year surplus, partially offset by increased capital expenditure and higher guaranteed debt.

Government Total Debt Reconciliation
(millions of dollars)

Budget Estimate	$7,308.6

2006-07 surplus	-292.7
Increase in 2007-08 surplus
from Budget	-162.4
Increase in capital expenditure	+48.4
Increase in guaranteed debt	+7.0

Total Change	-399.7

1st Quarter Forecast	$6,908.9

Crown corporation total debt is forecast to be $3.5 billion – a decrease of $342.6 million from Budget.

Borrowing requirements for 2007-08 are forecast to decline from $1,286.5 million to $600.7 million due to reduced Crown corporation capital expenditures, the application of the 2006-07 General Revenue Fund surplus to debt and the decision to use $158.3 million of a $226.1 million one-time 2007-08 equalization payment for debt reduction.

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2007-08 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Revenue
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Corporation Capital	$430,700	$430,700	$--
Corporation Income	460,000	460,000	--
Fuel	380,300	385,300	5,000
Individual Income	1,685,000	1,685,000	--
Sales	874,500	916,500	42,000
Tobacco	178,300	178,300	--
Other	96,100	96,100	--

Taxes	$4,104,900	$4,151,900	$47,000

Natural Gas	$189,900	$176,800	$(13,100)
Oil	895,500	1,046,300	150,800
Potash	324,800	197,300	(127,500)
Other	105,200	92,300	(12,900)

Non-Renewable Resources	$1,515,400	$1,512,700	$(2,700)

Crown Investments Corporation of Saskatchewan	$200,000	$200,000	$--
Saskatchewan Liquor and Gaming Authority	350,700	354,500	3,800
Other Enterprises and Funds	46,100	46,100	--

Transfers from Crown Entities	$596,800	$600,600	$3,800

Fines, Forfeits and Penalties	$10,200	$10,200	$--
Interest, Premium, Discount and Exchange	75,300	75,300	--
Motor Vehicle Fees	134,900	134,900	--
Other Licences and Permits	34,600	34,600	--
Sales, Services and Service Fees	84,600	84,600	--
Transfers from Other Governments	17,100	16,400	(700)
Other	17,000	19,000	2,000

Other Revenue	$373,700	$375,000	$1,300

Own-Source Revenue	$6,590,800	$6,640,200	$49,400

Canada Health Transfer	$760,700	$755,500	$(5,200)
Canada Social Transfer	337,900	335,000	(2,900)
Equalization Payments	--	226,100	226,100
Other	179,900	302,900	123,000

Transfers from the Government of Canada	$1,278,500	$1,619,500	$341,000

Revenue	$7,869,300	$8,259,700	$390,400

6	1st Quarter Financial Report/GRF Update

2007-08 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Expense
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Executive Branch of Government
Advanced Education and Employment	$669,351	$672,060	$2,709
Agriculture and Food	301,107	301,107	--
Community Resources	625,209	625,209	--
Corrections and Public Safety	142,605	164,865	22,260
Culture, Youth and Recreation	90,193	120,193	30,000
Environment	193,335	193,335	--
Executive Council	9,302	9,302	--
Finance	43,488	43,488	--
- Public Service Pensions and Benefits	243,860	243,860	--
First Nations and Métis Relations	51,694	57,558	5,864
Forestry Secretariat	2,000	2,000	--
Government Relations	252,464	252,464	--
Health	3,446,123	3,455,723	9,600
Highways and Transportation	334,788	353,405	18,617
Industry and Resources	82,331	82,331	--
Information Technology Office	5,136	5,136	--
Justice	246,213	246,213	--
Labour	16,830	16,830	--
Learning	809,204	821,375	12,171
- Teachers' Pensions and Benefits	135,783	135,783	--
Northern Affairs	6,038	10,538	4,500
Property Management	11,848	11,848	--
Public Service Commission	16,741	16,741	--
Regional Economic and Co-operative Development	12,113	12,388	275
Saskatchewan Research Council	8,992	8,992	--

Legislative Branch of Government
Chief Electoral Officer	1,174	1,174	--
Children's Advocate	1,450	1,450	--
Conflict of Interest Commissioner	138	138	--
Information and Privacy Commissioner	675	675	--
Legislative Assembly	21,105	21,105	--
Ombudsman	1,935	1,935	--
Provincial Auditor	6,505	6,505	--

Operating Expense	$7,789,730	$7,895,726	$105,996
Debt Servicing	560,000	552,000	(8,000)

Expense	$8,349,730	$8,447,726	$97,996

1st Quarter Financial Report/GRF Update	7

2007-08 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Debt As at March 31, 2008
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Crown Corporation Public Debt
Information Services Corporation of Saskatchewan	$21,047	$13,547	$(7,500)
Investment Saskatchewan Inc.	3,919	3,919	--
Municipal Financing Corporation of Saskatchewan	21,307	25,761	4,454
Saskatchewan Crop Insurance Corporation	81,050	81,050	--
Saskatchewan Housing Corporation	33,383	33,383	--
Saskatchewan Opportunities Corporation	44,700	42,800	(1,900)
Saskatchewan Power Corporation	2,481,509	2,260,909	(220,600)
Saskatchewan Telecommunications Holding Corporation	435,332	288,932	(146,400)
Saskatchewan Water Corporation	36,830	39,330	2,500
SaskEnergy Incorporated	660,137	687,428	27,291

Crown Corporation Public Debt	$3,819,214	$3,477,059	$(342,155)
Government Public Debt	7,270,250	6,863,586	(406,664)

Public Debt	$11,089,464	$10,340,645	$(748,819)
Guaranteed Debt	39,196	45,722	6,526

Total Debt	$11,128,660	$10,386,367	$(742,293)

Crown Corporation Gross Debt	$4,179,305	$3,837,150	$(342,155)
Crown Corporation Sinking Funds	(360,091)	(360,091)	--

	$3,819,214	$3,477,059	$(342,155)
Crown Corporation Guaranteed Debt	824	381	(443)

Crown Corporation Total Debt	$3,820,038	$3,477,440	$(342,598)

Government Gross Debt	$8,292,269	$7,885,605	$(406,664)
Government Sinking Funds	(1,022,019)	(1,022,019)	--

	$7,270,250	$6,863,586	$(406,664)
Government Guaranteed Debt	38,372	45,341	6,969

Government Total Debt	$7,308,622	$6,908,927	$(399,695)

Total Debt	$11,128,660	$10,386,367	$(742,293)

8	1st Quarter Financial Report/GRF Update

1st Quarter Financial Report
 Appendix 1 - 2007-08 GRF Oil Revenue

The First Quarter Report includes an oil revenue estimate that is $150.8 million, or 16.8 per cent, higher than the estimate in the Budget. The most sensitive factor affecting the province’s crude oil revenue is the price received for the crude oil produced in Saskatchewan. This price is impacted by numerous factors that continuously change and are somewhat interrelated. The following is an explanation of the significant factors that impact oil revenue.

WTI PRICE FACTOR

West Texas Intermediate (WTI) oil is a high quality light sweet (low density and sulphur content) crude. The price of WTI oil is the most commonly referenced oil price in North America and is generally quoted at Cushing, Oklahoma in United States dollars (US$) per barrel. The comparable price for the same crude in Saskatchewan would be substantially different due to exchange rates and pipeline tariffs.

Since at least 95 per cent of Saskatchewan’s crude oil is significantly lower in quality than WTI oil, the average price of Saskatchewan’s crude oil is lower than the WTI oil price. In the First Quarter Report, the WTI price is estimated to be US$63.46 per barrel on average for the fiscal year; whereas, the average price of crude oil in Saskatchewan is estimated to be C$45.46 per barrel.

Compared to the Budget, the WTI price in the First Quarter Report is estimated to be US$4.71 per barrel higher while the average price of crude oil in Saskatchewan is estimated to be C$3.47 per barrel higher.

Typically, if the WTI price increases by US$1 per barrel, the price of heavy crude oil increases approximately US$0.65 per barrel. With the price change in heavy oil accounted for, an incremental US$1 per barrel change in the WTI price results in about C$20 million in incremental GRF oil revenue.

EXCHANGE RATE FACTOR

Since the price of Saskatchewan’s crude oil is determined based on prices in the United States, the exchange rate is an important factor in determining the price of oil produced in Saskatchewan. The exchange rate assumed in the First Quarter Report is 0.9341 $US/$C, which is 0.0398 $US/$C higher than the rate assumed in the Budget.

Assuming none of the other relevant factors change over a one-year period, an incremental $0.01 change in the $US/$C exchange rate over the same period will result in a current estimated C$13 million change to the GRF oil revenue. The higher the exchange rate, the lower the price of oil in Saskatchewan.

1st Quarter Financial Report/GRF Update	9

CRUDE OIL QUALITY FACTOR

As noted earlier, approximately 95 per cent of Saskatchewan’s crude oil is lower in quality than the WTI light sweet crude oil. Lower quality crude oil is less attractive to refiners and therefore attracts lower prices.

More than 50 per cent of Saskatchewan’s current crude oil production is heavy sour crude oil.

In order for this crude to be transported by pipeline, the crude needs to be blended with lighter liquid hydrocarbons (often referred to as condensate). Based on supply/demand conditions, the price differential between the blended heavy oil and light oil continuously changes. The First Quarter Report assumes an average yearly differential of US$21.50 per barrel at Chicago compared to US$20.56 per barrel in the Budget.

Assuming no other relevant factors change over a one-year period, an incremental US$1 per barrel change in the price differential between WTI and blended heavy oil at Chicago over the same period will currently result in an estimated C$22 million change to provincial GRF oil revenue. A higher price differential translates into lower heavy oil prices.

CONDENSATE PRICE FACTOR

In Saskatchewan, condensate is blended with heavy oil in order to lower the viscosity of the heavy oil for pipeline transportation purposes. As the overall production of heavy oil increases in western Canada, the demand for condensate also increases.

The First Quarter Report assumes a higher price for the condensate than used in the Budget. Since the blended heavy oil price is determined by the refineries, the higher condensate price has the effect of devaluing the price of heavy crude oil.

Assuming none of the other relevant factors change over a one-year period, an incremental US$1 per barrel change in the condensate price over the same period will result in a current estimated C$4 million change to the GRF oil revenue. A higher condensate price translates into lower heavy oil prices.

OTHER FACTORS AFFECTING OIL REVENUE

In addition to the factors listed above which can dramatically fluctuate, the following other factors also impact oil revenue estimates in Saskatchewan.

•	Based on the level of drilling occurring throughout the province, the mixture of light, medium and heavy oil in the province changes as does the mixture of Crown oil (oil produced from lands in which the province owns the mineral rights) and freehold oil (oil produced from lands in which individuals, companies or the Government of Canada own the mineral rights). The level of provincial take is dependent on the quality of the oil and the mineral ownership of the oil.

10	1st Quarter Financial Report/GRF Update

•	The level of provincial take is also dependent on the period during which each oil well is drilled. As a result of initiatives introduced to maintain a competitive fiscal environment, to attract investment, and to promote exploration and development of our oil resources, the provincial take on oil produced from more recently drilled wells is lower than for wells drilled in the past.

•	The productivity level of each oil well also impacts on the level of provincial take. As productivity levels naturally decline, the level of provincial take also declines in order to maintain the economic viability of each oil well and protect the jobs related to the well's operation.

•	New enhanced oil recovery processes result in higher oil production levels from existing oil wells which impacts on the level of provincial take.

•	The pipeline equalization formulas and tariffs that affect the cost of transporting oil change from time to time, resulting in an impact on the oil price and revenue.

CONCLUSION

While the WTI benchmark price is a useful indicator of overall trends, it is not the price actually received by Saskatchewan producers and thereby cannot be translated into government revenue on a consistent, one-to-one basis. The WTI benchmark price is only one of many factors that impact oil revenue.

Historically, the WTI benchmark price and Saskatchewan oil revenue have generally moved in the same direction, but not always by the same proportion.

1st Quarter Financial Report/GRF Update	11

1st Quarter Financial Report
 Appendix 2 - Impact of the 2007-08 Federal Budget

The 2007-08 federal Budget was released on March 19, 2007 – three days prior to the release of the Saskatchewan Budget. The 2007-08 federal Budget contained significant changes to Equalization and a number of other major spending initiatives that, clearly, were not included in Saskatchewan’s Budget. The First Quarter Report incorporates these announcements. The following is a description of the fiscal impact on the General Revenue Fund (GRF) as the result of the 2007-08 federal Budget.

EQUALIZATION

Saskatchewan’s 2007-08 Budget Estimate included an Equalization payment of zero. This was based on floor payments for the provinces communicated by the federal government in January, 2007. Saskatchewan’s share of the $11.7 billion Equalization program was estimated to be zero.

The 2007-08 federal Budget adopted the recommendations of the Expert Panel on Equalization and Territorial Financing. As a result, Saskatchewan will receive a transfer of $226.1 million in 2007-08, with the expectation that no further Equalization will be received in the foreseeable future.

As indicated by the Saskatchewan Minister of Finance on budget day, 70 per cent of this one-time payment – $158.3 million – will be used to reduce debt in 2007-08. This will be accomplished by increasing the GRF surplus by $158.3 million. The remaining 30 per cent – $67.8 million – will be used to provide additional education property tax relief on non-agricultural land. Specifically, the 2007-08 non-agricultural land property tax rebate will be increased from 8 per cent to 10 per cent, increasing 2007-08 GRF expense by $11.8 million. The remaining $56.0 million will be transferred to the Fiscal Stabilization Fund in 2007-08 and transferred back to the GRF in 2008-09 to fund an additional year of non-agricultural land property tax relief, at 10 per cent.

CANADA HEALTH TRANSFER / CANADA SOCIAL TRANSFER

Saskatchewan’s 2007-08 Budget Estimate included forecasts for the Canada Health Transfer (CHT) and Canada Social Transfer (CST) based on the traditional formula used to calculate provincial entitlements, which was allocated on an equal per-capita cash and tax transfer to the provinces.

The 2007-08 federal Budget announced a change in the formula used to calculate these allocations. Transfers to the provinces will now be allocated on an equal per-capita cash basis, rather than the per-capita tax plus cash basis. As a result, provinces with a relatively lower tax capacity will receive a smaller share of the cash transfer. The change in the

12	1st Quarter Financial Report/GRF Update

allocation formula will begin in 2007-08 for the CST, while the CHT will continue in the traditional manner until 2014-15.

The $5.2 million and $2.9 million decreases in the CHT and CST forecasts, respectively, in the First Quarter Report are primarily due to three factors: the change in the allocation formula for the CST, the link between Equalization and the CHT and CST, as well as a new federal floor payment.

OTHER FEDERAL-PROVINCIAL COST SHARING TRANSFERS

The 2007-08 federal Budget included a number of spending initiatives that will result in more federal funding being received by the (GRF) in 2007-08. The First Quarter Report includes a $123.0 million increase in other federal transfers, of which $104.0 million is the result of spending contained in the 2007-08 federal Budget. Specifically:

•	$44.4 million from the ecoTrust for Clean Air and Climate Change Trust;

•	$24.8 million from the Patient Wait Times Guarantee Trust;

•	$18.4 million for labour market training;

•	$8.9 million from the HPV Immunization Trust; and,

•	$7.5 million for early learning and child care.

This funding will be received by the GRF in 2007-08 and allocated to category-specific spending in 2007-08, 2008-09 and beyond. As plans for this category-specific spending have not yet been finalized, the funding will be allocated to the FSF in the interim and transferred back to the GRF in the appropriate year.

In addition, the 2007-08 federal Budget also contained additional funding for national infrastructure and Saskatchewan is, at a minimum, eligible for $25.0 million in equal, per-jurisdiction base funding and $17.0 million from the new Building Canada Fund.

The First Quarter Report does not include these amounts as negotiations to determine when and how the funding will flow to Saskatchewan are in the preliminary stages. As further details become available, the 2007-08 GRF revenue forecast will be updated accordingly.

SUMMARY OF IMPACTS

The 2007-08 federal Budget increased 2007-08 GRF revenue by $322.0 million relative to Saskatchewan’s Budget estimate.

Of this, operating spending is increased $11.8 million in 2007-08 to increase the non-agricultural education property tax rebate from 8 per cent to 10 per cent.

$160.0 million will be transferred to the FSF for program-specific spending in future years.

Finally, the GRF surplus is $150.2 million higher than would otherwise have been the case, reflecting 70 per cent of the

1st Quarter Financial Report/GRF Update	13

Equalization transfer, partially offset by lower CHT/CST transfers.

The entire $158.3 million related to the Equalization transfer is being directed to debt reduction.

Impact of 2007-08 Federal Budget Measures
	Equalization	CHT/CST	Other Federal Transfers	Combined Impact
	(millions of dollars)
Revenue	226.1	(8.1)	104.0	322.0
Operating Expense	11.8			11.8

Operating Surplus	214.3	(8.1)	104.0	310.2
FSF Transfer	(56.0)		(104.0)	(160.0)

GRF Budget Surplus	158.3	(8.1)	--	150.2

14	1st Quarter Financial Report/GRF Update